

RAPID Tests for
EARLIER Treatment



Investor Presentation

March 2011

Forward Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission

CHEMBIO

Chembio Overview

- Develops, Manufactures and Markets Rapid Point-of- Care Test (POCT) Products

- Markets Served: Public Health, Women's Health, Infectious Diseases

- Diverse & Growing Pipeline of Proprietary Products

- Fully Integrated FDA Approved Manufacturing Facility in Medford, NY

- Record Financial Results in 2009 & 2010



CHEMBIO

Financial Overview

- Five Year Compounded Annual Revenue Growth of 33%

- Simplified Capital Structure 12/2007

- Retired ~$2MM Debt Jan 2009 – Jan 2011

- Record Revenues and Improved Operating Results Year after Year



(millions)

REVENUE $16.7

GROSS PROFIT $8.1

NET INCOME $2.5

POCTs - A Growing Global Market

- $7B Global Point-of-Care Test (POCT) Market

- Fastest Growing Segment of $39.5B In-Vitro Diagnostics Market

- POCTs for HIV, Syphilis, HCV and other STDs Serve Crucial Public Health Objectives

- Other Important POCT Markets
  - Infectious Diseases, Cardiac Markers, Companion Animal, OTC, Allergy






DUAL PATH PLATFORM (DPP®)
Chembio's Proprietary POCT Technology

- Independent Sample Flow Path Enables Improved Sensitivity & Use of More Challenging Sample Types
- Improved Multiplexing Facilitated by Direct Binding, Uniform Delivery of Samples
- U.S. patents, and patents in China, Malaysia, Eurasia, Mexico, Singapore, and the U.K.
  - Additional DPP® Patents Pending in the U.S. and many foreign countries
  - Patents have also been filed on extensions to the DPP® product line


Conjugate Pad
DPP®
Sample


Absorbent pad
Control line
Capture line
Nitrocellulose
Backing
Pressure sensitive adhesive
Conjugate pad
Sample pad
Lateral Flow

CHEMBIO

Chembio-Branded Public Health Base Complemented by OEM and License Programs

Current OEM/ Licensees

- FIOCRUZ (BRAZIL)
- BIORAD



DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
2
Buffer
T C
ID
1
Sample + Buffer
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

Anticipated OEM/License Areas

- INFECTIOUS DISEASES
- VETERINARY

HIV SCREEN | HCV AB-AG DUAL DPP | SYPHILIS | INFLUENZA

Growing Base & Pipeline of POCTs Anticipated Timelines

R&D	CLINICAL TRIALS/REGULATORY SUBMISSION	APPROVALS & LAUNCH

	2010	2011	2012
Lateral Flow HIV Tests	Marketed in US (Alere) & Internationally (Chembio)		
DPP® HIV Oral Fluid	Clinical Trials Commenced	FDA-PMA Modular Submission	FDA Approval & Launch
DPP® Syphilis	R&D Completed	FDA Clinical Trials & Submission	FDA Clearance & Launch
DPP® Influenza A/B	R&D	R&D Completed FDA Clinical Trials	FDA Submission, Clearance & Launch
Dual DPP® HCV Ag/Ab	R&D	R&D	R&D
Five OEM Tech. Transfer Contracts with FIOCRUZ,	Marketing Approval Granted for 2 Products; Initial Product Sales	Marketing Approval Anticipated for 3 Products; Anticipated Sales under all 5 contracts	Continued Sales and Tech. Transfer as per terms of agreements
Other OEM Agreements, Grants Subsidizing R&D	Development Projects with Bio-Rad, CDC, NIH	New Commercial OEM & Other Funded R&D Projects pursued	Royalties commence on Bio-Rad product; Other OEM Product launches through partners

CHEMBIO

Pipeline: Chembio-Branded DPP® Products Anticipated Timelines – US Market

		R&D	CLINICAL TRIALS	APPROVALS/CLEARANCE

	2011	2012	Est. U.S. Market Size
DPP® HIV Oral Fluid	Clinical Trials Commenced 2010, Completing Q1 & 2; Modular Submissions in Q1, 2 & 3	FDA Approval, CLIA waiver, US Market Launch	**$70MM**
DPP® Syphilis Screen & Confirm	Completing Validation Q1; Clinical Trials Q2-4	FDA Clearance & US Market Launch – Q1-2	**$30MM**
Dual DPP ® HCV Ag/Ab	R&D	R&D	**TBD**
DPP® Influenza A/B Antigen Detection	Completing R&D Q1, Validation Q2; Clinical Trials Q3-4	FDA Clearance & US Market Launch – Q1-2	**$200MM**

Significant International Market Opportunities As Well

CHEMBIO

Pipeline: OEM Contracts with FIOCRUZ Brazil Anticipated Timelines

CLINICAL TRIALS	APPROVALS/CLEARANCE

Contract	2010	2011	Minimum Product Sales Req. to Complete Tech Transfer*
DPP® HIV Screening	Approved, Commercial Sales	Commercial Sales	$8.8MM
DPP® HIV Confirmatory	Approved	Commercial Sales	$4.7MM
DPP® Syphilis Treponemal	Agreement Signed December 2010	Approval, Commercial Sales	$7.4MM
DPP® Syphilis Treponemal/ Non-Treponemal		Submission, Approval	
DPP® Canine Leishmaniasis	Submitted	Approval, Commercial Sales	$2.1MM
DPP® Leptospirosis	Submission pending	Submission, Approval, Commercial Sales	$0.4MM

Not a guaranteed minimum except for purposes of technology transfer

CHEMBIO

Pipeline: Other Projects

Project	Activity
Multiplex DPP® Product Developed for & Licensed to Bio-Rad Laboratories, Inc.	Development completed. Anticipate CE Mark EOY 2011 – Launch EU early 2012. Manufacturing by Bio-Rad. Royalties Upon Commercial Sales
Multiplex Influenza Immune Status Product Developed for Battelle/CDC	Prototype Development Completed; Prototype products being evaluated at CDC . Additional development work under consideration.
NIH Phase II Grant – Leptospirosis	$2.9MM 3 Year Grant awarded 6/2009. Prototype developed. Further reagent discovery underway. Approximately $1.7MM funding remaining in 2011 and 2012 if renewed as anticipated. Chembio is principal grantee.
NIH Phase II Grant – Tuberculosis	$2.9MM, 3 Year Grant Awarded Effective 3/1/2011. Prototype Developed. Planning Multi-site Evaluations and Optimization, Validation and Commercialization. Chembio is principal grantee.
Veterinary Diagnostic Applications	Preliminary Discussions
Platform Enhancements	Buffer Integration and "Dual DPP®" projects in progress

Lateral Flow Rapid HIV Tests

- 25% of 1.1MM HIV+ Individuals in U.S. Not Aware of their Status
- US Rapid HIV Test Market Growth Continuing as States Implement CDC Testing Recommendation
- Only Two Other CLIA-waived Products
- Products Sold Under Chembio Brands ex-US and by Alere, Inc. in US.



inverness medical
CLEARVIEW
HIV HIV
HIV HIV

T C
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

Clearview COMPLETE HIV 1/2

Clearview HIV 1/2 STAT-PAK™
WAIVED

CHEMBIO

Financial Summary

FY2008-2010 Results

- Record Revenues and Earnings

- Improving Gross Margins

- Controlled Operating Expenses

- Operating Cash Flow Strengthened Balance Sheet



(millions)

REVENUE $16.7

GROSS PROFIT $8.1

NET INCOME $2.5

$20
$15
$10
$5
$0
-$5

2005   2006   2007

Revenue Growth by Category: 2009 vs. 2010



($000s)

2009
2010

	Lateral Flow HIV Tests, US Market	Lateral Flow HIV Tests, Int'l Market	DPP Tests	Other Tests	Non-Product Revenues (R&D Contracts, Grants, License Income)
2009	5,241	5,552	620	960	1,462
2010	5,281	6,830	628	777	3,188

Selected Balance Sheet Data

($ in millions)	Dec. '10	Dec. '09	Dec. '08
Cash	2,136	1,068	1,212
Accounts Receivable	3,940	1,776	809
Inventories	1,369	1,556	1,819
Total Current Assets	7,650	4,667	4,068
Net Fixed Assets	813	580	881
Other Assets	636	1,068	968
Total Assets	9,100	6,315	5,915
Total Current Liabilities	3,046	3,173	2,402
Total Liabilities	3,247	3,227	3,338
Total Equity	5,853	3,088	2,577
Total Liabilities & Stockholders Equity	9,100	6,315	5,915

CHEMBIO

Anticipated Milestones 2011

- Clinical & Regulatory Programs for Branded Products
  - HIV PMA Modular Submissions
  - Syphilis Clinical Trials
  - Influenza Clinical Trials

- Four OEM Product Approvals for and Product Sales to FIOCRUZ

- New R&D & OEM Product Agreements

- Continued US Lateral Flow HIV Test Market Share Gains & Potential New International Market Opportunities

Potential Impact of OEM & Branded Products on Revenue*

(in millions)



*This graph portrays one scenario of the potential impact of new products. It is based on a number of assumptions, including but not limited to regulatory approvals, market demand, market share, sales and marketing, and pricing, of which there can be no assurance

Organization & Management Team

Lawrence Siebert, CEO & Chairman

Richard Larkin, CFO

Javan Esfandiari, Sr. VP R&D

Rick Bruce, VP Operations

Tom Ippolito, VP Reg., QA/QC

Sandy Speer, Dir. Client Serv.

Dr. Gary Meller, Director

Katherine Davis, Director



TOTAL EMPLOYMENT
Approx. 100

Ops

69

7

SG&A

18

7

Reg. & Clinical
QA & QC

R&D

CHEMBIO

CEMI Selected Share Data

(in millions except per share data)

Ticker Symbol (OTC-QB)	CEMI.QB
Price 3/2/2011	$0.42
52-Week High	$0.487
52-Week Low	$0.159
Outstanding Shares	62.2
Market Capitalization	$26.1
Fully Diluted Shares	70.5
Management Holding	11.3
Average Daily Volume (3 months)	44,000

Options and Warrants	Amt.	Avg. Ex. Price
Options (3.95MM held by mgmt. & board)	5.66	$0.168
Warrants (2.54 expire 10/2011)	2.58	$0.483
Total Options & Warrants	8.24	.267



CEMI price performance

Additional Slides (Appendix)

	December 31, 2010		December 31, 2009		December 31, 2008	
TOTAL REVENUES	$16,704,703		$13,834,248		$11,049,571	
GROSS MARGIN	8,100,699	49%	5,860,405	42%	3,851,721	35%
OPERATING COSTS:						
Research and development expenses	2,586,308	15%	2,883,696	21%	2,605,343	24%
Selling, general and administrative expenses	2,940,721	18%	2,659,382	19%	3,317,046	30%
	5,527,029		5,543,078		5,922,389	
INCOME (LOSS) FROM OPERATIONS	2,573,670		317,327		(2,070,668)	
OTHER INCOME (EXPENSES):	(60,326)		(8,267)		121,898	
NET INCOME (LOSS)	2,513,344	15%	309,060	2%	(1,948,770)	-18%

CHEMBIO

DPP® HIV Screening Assay
For Use with Oral Fluid or Blood Samples

- Improved Performance vs. Only Oral Fluid Test Based on Multiple Studies
- US Clinical Trials Being Completed Q1-2 2011
  - Modular PMA Submission in Q1,2,3
  - Anticipated Approval 2012
- OTC Opportunity


DPP® HIV 1/2
SCREEN ASSAY
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
A Rapid Qualitative Screening Assay for the Detection of Antibodies to HIV 1/2 in Oral Fluids, Whole Blood (Venous or Finger-stick), Serum or Plasma
Running Buffer
Sample Buffer
Oral Fluid Swab
Sample Loop
DPP HIV 1/2
Buffer
T C
ID
Sample Buffer

CHEMBIO

DPP® Syphilis Screen & Confirm

- First POCT in US for Syphilis
- All Pregnant Women Tested for Syphilis
- Current Laboratory Tests Inadequate
- Enables Confirmation & Treatment At POC
- International Evaluation Ongoing in China
- Anticipate FDA Clearance in early 2012



DPP® SYPHILIS
SCREEN & CONFIRM
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
The Only Assay to Detect Both Disease Markers
Simply at the Point of Care
A rapid assay for the detection of non-treponemal and treponemal antibodies to syphilis in whole blood (venous or fingerstick), serum or plasma
FDA Clearance & CLIA waiver anticipated 2010
No Return Visits for 2nd Test Needed
Enables treatment at Point of Care
Optional Portable Reader Available
Buffer
ID
Sample
Buffer

DPP® INFLUENZA Multiplex Flu A & B Test

- Large Established Market for Flu A&B tests
- Chembio's First Antigen Detection Test with DPP®
- Prototype Shows Improved Performance vs. Established Tests
- Anticipate FDA Clearance mid-2012



DPP® FLU A/B
2
Buffer
1 FLU A
2 FLU B
C
ID
1
Sample + Buffer
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

CHEMBIO

DPP® Hepatitis-C (HCV)

- Estimated 3MM HCV Infections in US
- No HCV Point-of-Care Test in US Testing for Antigen (indicating active disease) & Anti-body
- Chembio Participating in Various Studies to Assess Prototype Performance
- R&D Continuing in 2011


2
Buffer
1 2 C
HCV
HIV
ID
1
Sample + Buffer
CHEMBIO
DPP HCV
Buffer
T C
ID
Sample + Buffer
CHEMBIO